

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Austin Pollet
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

> **Re: Pardes Biosciences, Inc.**
> **Schedule 13E-3/A filed August 17, 2023**
> **File No. 005-93142**

Dear Austin Pollet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your offering materials.

Schedule 13E-3/A filed August 17, 2023

General

1. Your revised disclosure regarding the Cash Amount, and in particular, the Additional Price Per Share, is extremely confusing and we continue to have concerns that it is likely to mislead shareholders. For example, we note the prominent disclosure on the top of the first page of the Amended and Restated Offer to Purchase that the consideration in the Offer is "**[a] Base Price of $2.02 per Share in Cash, An Additional Amount of Up to $0.17 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right**" (emphasis in original). Similar disclosure appears throughout the Offer to Purchase. However, you have disclosed elsewhere that you have "determined that the Additional Price Per Share is $0.11 per Share." In addition, new disclosure on page 7 in the Summary Term Sheet appears to state that the final amount of cash consideration payable in the Offer is not yet known and is subject to determination at a later date: "The Purchaser Parties reasonably believe that the Offer Price (*regardless of the final amount of*

the Additional Price Per Share...)" (emphasis added). Accordingly, it is unclear whether the Additional Price Per Share is "up to $0.17 per Share in Cash," or "$0.11 per Share." To avoid confusing shareholders, please remove the references to "up to $0.17 per Share in Cash," except as necessary to disclose how you calculated the Additional Price Per Share. The revised offer materials should clearly and succinctly state the total amount of cash to be paid in the Offer at expiration (excluding any amount which may or may not be payable pursuant to the CVR). Given that the amount of the consideration offered is a critical term of the Offer, please advise how you will disseminate the revised document addressing these comments.

<u>Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 26</u>

2.   We note that the Purchaser Parties list as a factor the financial analyses provided by Leerink Partners to the Special Committee. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Purchaser Parties have adopted Leerink Partners' analysis as their own.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions